Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2017

In this report, as used herein, and unless the context suggests otherwise, the terms "Perion," "Company," "we," "us" or "ours" refer to Perion Network Ltd. and subsidiaries. References to "dollar" and "$" are to U.S. dollars, the lawful currency of the United States, and references to "ILS" are to New Israeli Shekels, the lawful currency of the State of Israel. This report contains translations of certain ILS amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations by us that the ILS amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated ILS amounts into U.S. dollars at an exchange rate of ILS 3.496 to $1.00, the representative exchange rate reported by the Bank of Israel on June 30, 2017.

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements as of and for the six months ended June 30, 2016 and 2017 and the notes thereto (the “Financial Statements”), which were filed with the Securities and Exchange Commission (the "SEC") on this report on Form 6-K on September 7, 2017. In addition to historical financial information, the following discussion and analysis contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the Company’s expectations, beliefs, intentions, or future strategies that are signified by the words "expects," "anticipates," "intends," "believes," or similar language. These forward looking statements involve risks, uncertainties and assumptions. Our actual results, including the timing of future events, may differ materially from those anticipated in these forward looking statements as a result of many factors, including those discussed in our 2016 annual report on Form 20-F filed with the SEC on March 7, 2017 (the “Annual Report”) and elsewhere in this report.

Overview

Perion is a global technology company that delivers high-quality advertising solutions to brands and publishers. Perion is committed to providing outstanding execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform.

Our headquarters and primary research and development facilities are located in Israel, and we have other offices located in the United States and Europe.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). In doing so, we have to make estimates and assumptions that affect our reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss further below. We have reviewed our critical accounting policies and estimates with the audit committee of our board of directors.

Please see Note 2 to the Financial Statements for a summary of significant accounting policies. In addition, please see Part I, Item 5, "Critical Accounting Policies and Estimates" in our 2016 Annual Report.

Recently Adopted and Issued Accounting Pronouncements

See the notes to the Financial Statements.

Legal Proceedings

We are involved in various litigation and other legal proceedings. For a discussion of these matters, see “Contingencies” included in note 8 to the Financial Statements.

Results of Operations

Six Months Ended June 30, 2017 Compared to Six Months Ended June 30, 2016

Revenues

The following table shows our revenues by category (in thousands of U.S. dollars):

	Six months ended June 30,
	2016	2017

Search and other	$90,085	$71,967
Advertising	63,707	59,697
Total Revenues	$153,792	$131,664

Revenues decreased by 14% in the first half of 2017 from the first half of 2016, as discussed below:

Search and other revenues. Search and other revenues decrease by 20% in the first half of 2017 from the first half of 2016. This decline is primarily as a result of the cleanup of our existing network and the churn of our legacy products.

We expect search revenues to continue and contribute a substantial part of our revenues in the second half of 2017 and beyond.

Advertising revenues. Advertising revenues decreased by 6% in the first half of 2017 compared with the first half of 2016, primarily due to slower than expected brand spent in the first quarter of 2017, contributing to a decrease of 22% versus the first quarter of 2016, and partially offset by an increase of 9% in the second quarter of 2017 versus the comparative quarter of 2016.

As we look forward, we expect most of our future growth to come from our advertising activity.

Costs and Expenses

The following table shows costs and expenses by category (in thousands of U.S. dollars):

	Six months ended June 30,
	2016	2017

Cost of revenues	$8,214	$6,915
Customer acquisition costs and media buy	69,075	63,838
Research and development	14,532	9,529
Selling and marketing	31,636	30,795
General and administrative	14,852	11,188
Depreciation and amortization	13,647	9,909
Impairment charges	-	43,847
Restructuring costs	728	-

Total Costs and Expenses	$152,684	$176,021

Cost of revenues

Cost of revenues consists primarily of salaries and related expenses, license fees and payments for content and server maintenance.

Cost of revenues remained stable, representing 5% of revenues in both periods. Looking forward, we expect cost of revenues to remain at its current level.

Customer acquisition costs and media buy

Customer acquisition costs (“CAC”) consist primarily of payments to publishers and developers that distribute our search properties together with their products, as well as the cost of distributing our own products. These amounts are primarily based on revenue share agreements with our traffic sources. Media buy costs consist mainly of the costs of advertising inventory incurred to deliver ads.

CAC and media buy increased from 45% of revenues in the six months ended June 30, 2016 to 48% of revenues in the six months ended June 30, 2017, the increase as percentage of revenue is attributed to our search and advertising activities. In search, the increase is primarily due to natural churn of tail customers, while in advertising  the increase is mainly attributed to product mix and lower margins. We are carefully evaluating our media buy costs in an effort to optimize these expenses and improve our margins.

Research and development expenses (“R&D”)

R&D consists primarily of salaries and other personnel-related expenses for employees primarily engaged in developing our products, our search monetization tools and our advertising business, as well as allocated facilities costs, subcontractors and consulting fees in connection with our development activities.

R&D decreased from 9% of revenues in the six months ended June 30, 2016 to 7% of revenues in the six months ended June 30, 2017, primarily due to a decrease in headcount which reflects our focus mainly on upgrading Undertone's platforms.

Selling and marketing expenses (“S&M”)

S&M consists primarily of salaries and other personnel-related expenses for employees primarily engaged in sales and marketing activities, allocated overhead costs, as well as other outsourced marketing activity.

S&M decreased nominally however increased from 21% of revenues in the six months ended June 30, 2016 to 23% of revenues in the six months ended June 30, 2017, as a result of the reduction in revenues. Looking forward, we expect S&M to remain substantially, at the current level as a percentage of revenues.

General and administrative expenses (“G&A”)

G&A consists primarily of salaries and other personnel-related expenses for general executive, finance, legal, human resources, and other administrative personnel, as well as professional services, including investor relations, legal, accounting and other consulting services, insurance fees and other general corporate expenses.

G&A decreased from 10% of revenues in the six months ended June 30, 2016 to 8% of revenues in the six months ended June 30, 2017. The decrease is primarily attributable to a decrease in personnel costs and professional fees of $2.0 million, and a decrease in share-based compensation of $1.5 million, primarily associated with the vesting of RSUs in January 2017. Looking forward we expect G&A to further decrease.

Depreciation and amortization

The decrease in depreciation and amortization is primarily attributable to the lower amortization of the acquired intangible assets from the Undertone acquisition in its second year.

Impairment charges

In June 2017, we performed an impairment review of our goodwill and intangible assets that were recognized in connection with the acquisition of Undertone, which resulted in an impairment of $43.8 million (see Note 4 to the Financial Statements).

Taxes on income

We recorded an income tax benefit of $9.8 million and tax benefit of $4.0 million for the six months ended June 30, 2017 and 2016, respectively. The increase in the tax benefit is primarily a result of the $4.9 million tax benefit increase related to the impairment and amortization of the intangible assets.

The effective tax rate was 20.4% and 91.8% for the six months ended June 30, 2017 and 2016, respectively. The comparison of our effective tax rate between periods is significantly impacted by the level of pre-tax income earned and the mix between the different jurisdictions in which we operate.

Net loss from continuing operations

Net loss from continuing operations increased by $37.7 million, from a net loss of ($0.4) million in the six months ended June 30, 2016 to a net loss of $38.1 million in the six months ended June 30, 2017. The increase is due primarily to the impairment of goodwill and intangible assets in the amount of $37.3, net of taxes.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2017, we had $22.4 million in cash, cash equivalents and short-term deposits, compared to $32.4 million at December 31, 2016. The $10.0 million decrease is mainly the result of: $15.3 million repayment of long-term debt, partially offset by $5.0 million proceeds from a new long term loan, $7.0 million repayment of short-term loan; and $4.0 million used in investing activities partially offset by $11.8 million cash provided by operating activities.

Our cash flows were in summary as follows (in thousands of U.S. dollars):

	Six months ended June 30,
	2016	2017

Net cash provided by continuing operating activities	$12,089	$11,771
Net cash used in discontinued operating activities	(4,232)	-
Net cash provided by investing activities	26,567	2,865
Net cash used in financing activities	(20,309)	(17,865)

	$14,115	$(3,229)

Net cash provided by continuing operating activities

In the six months ended June 30, 2017, our continuing operating activities provided cash in the amount of $11.8 million, primarily due to our net loss of $38.1 million, increased by non-cash impairment charges of $43.8 million, depreciation and amortization of $9.9 million, non-cash share-based compensation expenses of $1.1 million, change in fair value of convertible debt of $3.8 million and other non-cash operating expenses of $0.4 million and net changes of $1.7 million in operating assets and liabilities partially offset by a decrease of $10.8 million in deferred taxes.

In the six months ended June 30, 2016, our continuing operating activities provided cash in the amount of $12.1 million, primarily due to our net loss of $0.4 million, increased by non-cash depreciation and amortization of $13.6 million, non-cash share-based compensation expenses of $3.5 million, non-cash payment obligations related to the acquisition of a $1.2 million, non-cash foreign currency translation loss on inter-company balances, denominated in currencies other than U.S dollars, with subsidiaries of $0.9 million, change in fair value of convertible debt of $1.1 million and other non-cash operating expenses of $0.6 million, partially offset by net changes of $3.4 million in operating assets and liabilities and a decrease of $5.0 million in deferred taxes.

Net cash provided by investing activities

In the six months ended June 30, 2017, our investing activities provided cash in the amount of $2.9 million, primarily due to $6.9 million proceeds from maturities of short-term bank deposits, partially offset by $2.8 million invested in capitalized development costs and $1.2 million invested in the purchase of property and equipment.

In the six months ended June 30, 2016, our investing activities provided cash in the amount of $26.6 million, primarily due to $30.1 million proceeds from maturities of short-term bank deposits, partially offset by $2.6 million invested in capitalized development costs and $0.9 million invested in the purchase of property and equipment.

Net cash used in financing activities

In the six months ended June 30, 2017, we used in our financing activities cash in the amount of $17.9 million, primarily for $7.9 million repayment of our convertible bonds, $7.4 million repayments of long-term loans, $7.0 million repayments of short-term loans and $0.5 million used for the repayment of obligations related to the Undertone acquisition partially offset by $5.0 million proceeds from a new long-term loan.

 In the six months ended June 30, 2016, we used in our financing activities cash in the amount of $20.3 million, primarily for $7.6 million repayment of our convertible bonds, $6.1 million used for the repayment of obligations related to the Undertone acquisition, $3.6 million repayments of long-term loans and $3 million repayments of short-term loans, net.

Credit Facilities

In December 2014 we executed a cross-currency and interest SWAP transaction with one of the banks in order to mitigate the potential impact of the fluctuations in the ILS/$ exchange rate in regards to the future interest and principal payments of our convertible bonds (described below), which are all denominated in ILS. In April 1, 2015, we amended the agreement in regards to the financial covenants to secure the fulfillment of all the obligations, liabilities and indebtedness, effective December 31, 2014. The agreement contains various provisions, including financial covenants, restrictive covenants, including negative pledges, and other commitments, typically contained in facility agreements of this type.

On May 9, 2017, we secured $17.5 million under a new credit facility from an Israeli bank. The credit facility is secured by a lien on the accounts receivable of ClientConnect Ltd., an Israeli subsidiary, from its current and future business clients and is guaranteed by Perion. Out of the total credit facility, $5.0 million is a long-term loan bearing interest at LIBOR plus 5% per annum, to be repaid in 36 equal installments starting from June 30, 2017, and a $12.5 million revolving credit line bearing interest at LIBOR plus 3.5% per annum.

The credit facility is available until May 15, 2020. As of June 30, 2017, the unpaid balance of the credit facility was $4.9 million on behalf of the long-term loan.

On November 30, 2015, concurrent with the closing of the Undertone acquisition, Undertone entered into a new secured credit agreement with SunTrust Bank, Silicon Valley Bank and Comerica Bank for $50 million. The secured credit facility was amended three times during 2016. As of June 30, 2017, the principal amount of the facility was $36.6 million, currently being paid in quarterly installments, the last of which is scheduled for December 2019. The installments started in the amount of $0.6 million, will increase to $1.25 million in March 2018 and require a final payment upon maturity in the amount of $30 million. The outstanding principal amount bears interest at LIBOR plus 5.5% per year and is secured by substantially all the assets of the companies in the Undertone group and by guarantees of such companies. The loan is required to be prepaid by Undertone in certain circumstances, such as from proceeds of asset sales or casualty insurance policies, debt or equity offerings, or from excess cash flow in the event that Undertone's total leverage ratio exceeds specified targets, and a pro rata portion of indemnification payments (or offset of the holdback amount) under our merger agreement with Undertone. As of June 30, 2017 Undertone voluntary prepaid $10.0 million.

Under the Undertone credit agreement, Undertone is required to maintain certain financial covenants as of the end of each fiscal quarter as defined in the agreement. In addition, the credit facility contains customary restrictive covenants, including those regarding indebtedness and preferred equity, liens, fundamental changes, investments, loans, restricted payments, asset sales, transactions with affiliates, restrictive agreements and sale and leaseback transactions. It also contains customary events of default, including a "change in control", which is defined to include, among other things, the acquisition of record or beneficial ownership by any person or group of 35% or more of Perion's outstanding ordinary shares or the failure of continuing directors to constitute a majority of Perion's board of directors over a period of 24 consecutive months.

The Company was in compliance with all its financial covenants as of June 30, 2017.

Series L Convertible Bonds

On September 23, 2014, we completed a public offering in Israel of Series L Convertible Bonds (the "Bonds"). The Bonds have an aggregate principal amount of approximately ILS 143.5 million, of which, as of July 30, 2017, approximately ILS 86.1 million are outstanding (approximately $24.6 million). The Bonds, which are listed on the Tel Aviv Stock Exchange, are convertible into an aggregate of approximately 2.6 million ordinary shares, at a conversion price of ILS 33.605 per share (approximately $9.61 per share as of June 30, 2017). The principal of the Bonds is repayable in five equal annual installments commenced on March 31, 2016, with a final maturity date of March 31, 2020. The Bonds bear interest at the rate of 5% per year, subject to increases up to 6%, in the event of downgrades of our debt rating. On February 9, 2017, Standard & Poor's Maalot Ratings Services reaffirmed our corporate credit rating of ilA-, with a stable outlook. The interest is payable semi-annually on March 31 and September 30 of each of the years 2015 through 2019, as well as a final payment on March 31, 2020.

The Company may redeem the Bonds upon delisting of the Bonds from the TASE, subject to certain conditions. In addition, the Company may redeem the Bonds or any part thereof at its discretion, subject to certain conditions.

As of June 30, 2017, we were in compliance with all of the financial covenants governing the Bonds.

Financing Needs

We believe our current cash, cash equivalents and cash generated from operations as well as our available credit facilities will be sufficient to meet our working capital, debt, convertible bonds and capital expenditure needs for at least the next twelve months.